EXHIBIT 99.1

Brent Phillips to Lead Next Phase of Growth at Vicinity Motor Corp.

●	Phillips is promoted to the newly created role of President

●	Working alongside William Trainer, Founder and CEO, Phillips will drive strategic and operational initiatives to streamline production and increase vehicle sales across the Company’s industry leading mid-size bus and Class 3 EV truck offerings.

●	Phillips starts with an initial strategic plan focused on milestones related to the onshoring of production for the Lightning bus in Ferndale, WA, augmenting the Canadian dealer network for the VMC 1200 electric trucks, and the formal launch of the VMC 1200 into the U.S. market.

VANCOUVER, BC - April 18, 2024 - Vicinity Motor Corp. (NASDAQ:VEV)(TSXV:VMC) (“Vicinity” or the “Company”), North America’s leading supplier of mid-size buses and fully electric Class 3 work trucks, has commenced its next phase of growth with the appointment of Brent Phillips as President.

As President, Phillips will lead the sales, assembly, procurement, and engineering teams, while also clearly setting the direction and expansion of the company’s sales and operations programs. To this end, the Company has commenced a strategic plan that, among other initiatives, will concentrate efforts on:

1.	Executing the plan to bring production of the Vicinity Lightning electric bus to Ferndale, WA;

2.	Enhancing the Company’s existing VMC 1200 Dealer network across Canada to ensure fleets have access to Canada’s only purpose built, fully-electric work truck, and that Dealers have the appropriate support for vehicle sales and service; and

3.	Initiating the launch strategy for a network of VMC 1200 Dealers across the U.S.

Commenting on today’s announcement Phillips said, “I am honored to be asked by William Trainer to lead the next phase of growth at Vicinity Motor Corp. Will has built an incredibly nimble organization with a long history as a trusted supplier and partner to transit agencies across North America. I will help continue this legacy while driving profitable revenue growth across both our transit bus and EV business units. While our published backlog exceeds $125 million, the market opportunities available to us with sound focus and execution far exceed this. We have a clear strategic plan designed to optimize product availability and sales throughout the balance of 2024 and beyond. Moving forward, we will provide updates on our strategic initiatives while continuing to unlock new opportunities and deliver industry leading trucks and buses.”

Brent Phillips, President

Brent Phillips brings more than 30 years of experience in the commercial transportation field including previous leadership roles in distribution and manufacturing including operations, sales, and marketing. Prior to joining Vicinity in 2021, Phillips served as General Manager at Alliance Bus Group, a leading bus distributor. Before Alliance, Phillips was the Vice President of Sales, Commercial Bus Group at REV Group where he was responsible for multiple brands and distribution channels with two manufacturing facilities producing over 3,000 custom units per year. Additionally, Phillips has spent time with Velocity Vehicle Group as Vice President of Sales for the BusWest division.

About Vicinity Motor Corp.

Vicinity Motor Corp. (NASDAQ:VEV) (TSXV:VMC) (“VMC”) is a North American supplier of electric vehicles for both public and commercial enterprise use. The Company leverages a dealer network and close relationships with world-class manufacturing partners to supply its flagship electric, CNG and clean-diesel Vicinity buses, as well as the VMC 1200 electric truck to the transit and industrial markets. For more information, please visit www.vicinitymotorcorp.com.

Company Contact:

John LaGourgue

VP Corporate Development

604-288-8043

IR@vicinitymotor.com

Investor Relations Contact:

Lucas Zimmerman

MZ Group - MZ North America

949-259-4987

VMC@mzgroup.us

www.mzgroup.us

Neither the TSX-V nor its Regulation Service Provider (as that term is defined in the policies of the TSX-V) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Note Regarding Forward-Looking Statements

This press release includes certain “forward-looking information” and “forward-looking statements” (collectively “forward-looking statements”) within the meaning of applicable securities laws. All statements, other than statements of historical fact, included herein are forward-looking statements. Forward-looking statements are frequently, but not always, identified by words such as “expects”, “anticipates”, “believes”, “intends”, “estimates”, “potential”, “possible”, and similar expressions, or statements that events, conditions, or results “will”, “may”, “could”, or “should” occur or be achieved. Forward-looking statements involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements.

Important factors that could cause actual results to differ materially from Vicinity’s expectations include uncertainties relating to the economic conditions in the markets in which Vicinity operates, vehicle sales volume, anticipated future sales growth, market prices and supply for parts and materials, the success of Vicinity’s operational strategies, the vehicle assembly facility in the State of Washington being capable of operating in the manner intended by management, the effect of the COVID-19 pandemic, the recoverability of the Optimal intangible asset and other macro economic factors on supply chain recovery to pre-pandemic levels, related government-imposed restrictions on operations, the success of Vicinity’s strategic partnerships, the ability of the Company to extend or modify existing debt terms; and other risk and uncertainties disclosed in Vicinity’s reports and documents filed with applicable securities regulatory authorities from time to time. Vicinity’s forward-looking statements reflect the beliefs, opinions and projections on the date the statements are made. Vicinity assumes no obligation to update the forward-looking statements or beliefs, opinions, projections, or other factors, should they change, except as required by law.